82-4925

NABI Bus Industries Rt
[redacted], Hungary
1-7399
)7-2931
@nabi.hu

Newsrelease

April 10, 2006

Substantial Content of the Annual Report of NABI Rt.

The currently available unaudited standalone financial highlights of NABI Rt. according to the Hungarian Accounting Standards (the audit might result in changes in the figures presented below):

Balance Sheet

amounts in thousands HUF	**31.Dec 2004**	**31.Dec 2005**
A. Fixed Assets	4 789 022	4 180 982
B. Current Assets	4 601 296	3 917 206
C. Prepaid Expenses and Accrued Income	191 779	9 684
Total Assets	**9 582 097**	**8 107 872**
D. Shareholders Equity	514 127	(533 071)
E. Provisions	1 372 541	1 047 198
F. Liabilities	7 472 036	6 645 607
G. Accrued Expenses and Deferred Income	223 393	126 826
Total Liabilities and Shareholders' Equity	**9 582 097**	**8 107 872**

Income Statement

amounts in thousands HUF	**2004**	**2005**
I. Net Sales Revenue	13 386 119	12 068 881
II. Trading Profit/(Loss)	(5 938 212)	(694 832)
Net Profit/(Loss) per Balance Sheet	**(11 664 720)**	**(1 047 198)**

The currently available unaudited consolidated financial highlights of NABI Rt. according to IFRS (the audit might result in changes in the figures presented below):

	2004*	**2005***
Overall performance		
Vehicles sold (units)	1,227	851
Revenue (US$ million)	378.5	321.4
Net income / (loss) (US$ million)	(66.2)	(28.1)
Earnings / (loss) per share	(14.31)	(6.08)
Operational performance		
Gross profit (US$ million)	4.8	23.9
EBITDA(US$ million)	(19.9)	(9.2)

4/24

Operating income / (loss) (US$ million)	(52.2)	(16.4)
Financial position		
Cash and cash equivalents (US$ million)	24	15.9
Total assets (US$ million)	230.9	121.7
Short term debt - gross (US$ million)	105.4	79.2
Long term debt (US$ million)	0	0
Shareholders' equity (US$ million)	(0.5)	(30.8)
Margins and ratios		
EBIDTA margin (%)	(5.3)	(2.9)
Operating margin (%)	(13.8)	(5.1)
Net margin (%)	(17.5)	(8.7)

Notes: * Figures include Optare sales for the whole year in 2004 and for the first 7 months of 2005.

The Report of the BoD and the Board proposals and other AGM materials are available at NABI's offices (H-1165, Budapest, Újszász u. 45) or can be downloaded from www.nabi.hu/Download Center and the www.bse.hu web site. Further AGM materials are being uploaded as they become available.

- END –

For more information:
Rita Szalay
Tel: +36-1-401-7100 Fax: +36-1-407-2931 E-mail: szalayr@nabi.hu

Report of the Board of Directors

Overview

In 2005, the NABI Group continued the restructuring process that began in early 2004 and was completed in February 2006. The Company had been dealing with liquidity problems since 2002 as a result of a deteriorating exchange rate between Hungary and the United States and an environment of continuing budgetary and regulatory constraints at all levels of the US public sector as well as substantial costs relating to warranty campaigns and restructuring. During this period, NABI's orderbook gradually decreased partially due to the financial instability of the Company known to our Customers. The increased costs of manufacturing goods in Hungary caused by the exchange rate and the burden of financing and restructuring costs also increased NABI's bid prices for new buses, making the Company's products less competitive in the market.

NABI's restructuring plan in the early phases was focused primarily on improving efficiency and quality, restoring profitability, discontinuing non-core businesses and reducing financial and operational risks. The Company made significant steps towards these goals (large layoffs, closing of the Kaposvar facility, the sale of Optare Group, cost and inventory reduction, etc.). However, by the end of 2005, Management's options became very limited. There were floating charges on all of NABI's assets and all significant management decisions had to be pre-approved by the Financier's according to the Master Support Agreement. There were three options for the Company to restore operability in the future, (i) selling the whole or part of NABI's business, (ii) a debt-equity conversion by way of capital increase in Rt. or (iii) soliciting a public tender offer. As the Financiers decided not to initiate the debt-equity conversion by the November 30, 2005 deadline approved by the AGM, and despite aggressive marketing efforts no bidder emerged with an intention to launch a public tender offer for NABI's shares, the only solution remained the sale of the business if NABI wanted to avoid bankruptcy.

On February 14, 2006, the Board of Directors entered into an agreement between NABI Rt. and NABI Gyártó és Kereskedelmi Kft, Homerica Investments B.V. and NABI Real Estate Holding Kft. for the acquisition of all of the stock of NABI, Inc. and substantially all of the business and assets of NABI Rt. in exchange for the assumption of NABI's US$ 81.1 million debt and the payment of US$ 2.0 million in cash. Since the closing of the transactions, NABI, Inc. owes its debt to the purchasers and NABI Rt. became debt free. The Company has also retained its negative carry forward tax of HUF 13.5 billion according to the Hungarian tax regulations. As a result of this transaction, NABI's shareholders' equity has increased by HUF 860 million from HUF –438 million to HUF 422 million (on NABI Rt. standalone basis). The buyers assumed all of NABI Rt.'s contractual and other obligations and all potential warranty and other claims resulting thereof, enabling Rt. to commence a potential winding up and pay back value to shareholders therefore avoiding a potential liquidation process which would have followed the breach of the Master Support Agreement, the negative equity situation at Rt. and

NABI Group's inability to repay debts due at the end of 2006. As a result of the transactions, the purchasers took over all of NABI's employees and continued to perform under all of NABI's supplier and customer contracts.

None of the directors of NABI Rt. or NABI Inc. had or currently has any interest in the purchasers.

During 2005, NABI delivered 851 buses to customers, a 31% decrease in the number of vehicles delivered in 2004. Consolidated total revenue in 2005 was US$ 321.4 million, a decrease of US$57.4 million, or 15% from the US$378.5 million generated during 2004. Spare parts and aftermarket service revenues in the US were US$63.5 million in 2005, an increase of 3% above the US$61.6 million posted in 2004.

In 2005, NABI posted a US$28.1 million loss, which was US$38.1 million less than in 2004. Gross profit and operating margins have also improved. For further details please refer to the table below. (As of the issue date of this report NABI's audit has not been fully completed. Final figures will be available in the audited financial statements and the finalized Annual Report.)

	2004*	**2005***
Overall performance		
Vehicles sold (units)	1,227	851
Revenue (US$ million)	378.5	321.4
Net income / (loss) (US$ million)	(66.2)	(28.1)
Earnings / (loss) per share	(14.31)	(6.08)
Operational performance		
Gross profit (US$ million)	4.8	23.9
EBITDA(US$ million)	(19.9)	(9.2)
Operating income / (loss) (US$ million)	(52.2)	(16.4)
Financial position		
Cash and cash equivalents (US$ million)	24	15.9
Total assets (US$ million)	230.9	121.7
Short term debt - gross (US$ million)	105.4	79.2
Long term debt (US$ million)	0	0
Shareholders' equity (US$ million)	(0.5)	(30.8)
Margins and ratios		
EBIDTA margin (%)	(5.3)	(2.9)
Operating margin (%)	(13.8)	(5.1)
Net margin (%)	(17.5)	(8.7)

Notes: * Figures include Optare sales for the whole year in 2004 and for the first 7 months of 2005.

US Market Summary

NABI Inc., the US subsidiary, delivered 489 buses to customers in 2005, down from 686 delivered in 2004.

In late 2004, the Federal Transit Administration informed NABI that it had denied the Company's request to extend its waivers of the so-called "Buy America" provisions of US public transport regulations relating to its CompoBus® product. In addition, the CompoBus® program delivered lower profits than expected and a move of production to the US would not have improved margins; therefore, the CompoBus® program was discontinued in 2005. The Kaposvar facility was sold with the rest of NABI's assets in February 2006. The amounts from the unfulfilled state subsidy contracts relating to the CompoBus® projects had been paid back with interest.

In September, 2005, NABI showcased its new, articulated hybrid-electric bus, the 60-BRT at APTA's International Public Transportation Expo in Dallas, Texas (USA). The CNG version of the 60-BRT has also been introduced in the US public transportation arena, and began operation on the Metro Orange Line in Los Angeles.

On August 10, 2005, new legislation was enacted to guarantee federal funding for transportation projects, the Safe, Accountable, Flexible, and Efficient Transportation Equity Act - A Legacy for Users (SAFETEA-LU), providing more funding available for surface transportation projects. However, it became more and more difficult for NABI Rt. to take advantage of the increased funding as the Company's financial instability and high level of indebtedness represented a competitive disadvantage throughout the bidding process and made it difficult to retain customer loyalty and trust.

Hungarian Market Summary

In Hungary, the market remained flat as NABI supplied 12 single-deck heavy-duty buses in 2005, down from 22 in 2004. The Hungarian market continued to remain slow in 2005, and NABI's relatively high prices further decreased the Company's market potential.

UK Market Summary

In the first seven months of 2005, NABI sold 350 buses on the UK market. On July 28, 2005, the Group completed the sale of its UK subsidiary Optare Holdings, Ltd. for a net consideration of US$13.3 million and the assumption of US$7.6 million debt as part of the restructuring process.

Aftermarket Operations Results

Spare parts and service sales continued to grow in 2005. This achievement can be attributed to increased parts sales to NABI's existing customer base to support the growing fleet of NABI and Optare buses in service, as well as increased market penetration in markets for non-NABI products.

Accounting Policies

Although in previous years NABI's quarterly financial statements were prepared in accordance with US GAAP, pursuant to requirements under Hungarian law, the financial statements in this report are prepared in accordance with International Financial Reporting Standards (IFRSs). Reconciliations of all material differences arising from the conversion of the statements from US GAAP to IFRSs are included in this report.

This report contains information about the performance of the NABI Rt. ("NABI", "the Company", or "the Group"), and its 100 percent owned subsidiaries "NABI Inc." during the year ended December 31, 2005 and "Optare Holdings Ltd." ("Optare") figures for the period of January to July, 2005 as a discontinued operation as NABI Inc. sold Optare on July 28, 2005.

Management Statement

The management of NABI Rt. has prepared the annual report for the year ended December 31, 2005. All data and information included therein are true and correct. The annual report contains all information necessary for investors to make an informed judgment of the Company. NABI Rt. shall be liable for any and all damage caused by the deficiency or inaccuracy of information provided in this report. Forecasted future events can be influenced by unforeseeable risks.

We maintain a system of internal accounting controls, which are designed to provide reasonable assurance that, amongst other things, transactions are properly executed and financial reports are dependable.

April 10, 2006

László Szamosi
Director

András Rácz
Director